

Mail Stop 3561

April 26, 2016

Dror Svorai
Chief Executive Officer
Vapor Group, Inc.
3901 SW 47th Avenue, Suite 415
Davie, Florida 33314

   Re: Vapor Group, Inc.
      Form 10-K for the year ended December 31, 2014
      Filed March 31, 2015
      File No. 000-51159

Dear Mr. Svorai:

  We issued comments to you on the above captioned filing on March 28, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 10, 2016.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at 202-551-3191 or Anne Parker at 202-551-3611 with any other questions. You may also call me at 202-551-3380.

            Sincerely,

            /s/Lyn Shenk

            Branch Chief
            Office of Transportation and Leisure